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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              INNOPET BRANDS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45765C 10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Marc Duke
                            c/o InnoPet Brands Corp.
                     One East Broward Boulevard, Suite 1100
                         Fort Lauderdale, Florida 33301
                                 (954)-453-2400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                December 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               InnoPet Inc.
               65-0620151
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,543,407
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,543,407
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,543,407
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                HC; CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 3 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Marc Duke
               ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,194,899
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,960,973
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,194,899
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                45.6%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                          ______________________________________

                                                  Page 4 of 6 Pages
                                          ______________________________________


Item 1.  Security and Issuer

This statement, filed on behalf of InnoPet, Inc. and Marc Duke (the "Reporting Persons"), relates to the Common Stock, $.01 par value per share (the "Common Stock"), issued by InnoPet Brands Corp. ("Brands"), which has its principal executive offices at One East Broward Boulevard, Suite 1100, Fort Lauderdale, Florida 33301.


Item 2.  Identity and Background

InnoPet Inc. ("IPI") is a Delaware corporation whose principal business is the creation and marketing of products for the pet industry. IPI maintains its principal office and its principal business operations at One East Broward Boulevard, Suite 1100, Fort Lauderdale, Florida 33301. The following persons comprise the executive officers and directors of IPI:

            Name                                      Position
            ----                                      --------
          Marc Duke                            Chief Executive Officer
                                                  and Sole Director

The business address of Marc Duke is c/o InnoPet Inc., One East Broward Boulevard, Suite 1100, Fort Lauderdale, Florida 33301. His present principal occupation or employment is Chief Executive Officer and Chairman of the Board of Brands.

During the last five years, neither IPI nor Mr. Duke has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Duke is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

IPI beneficially owned 1,225,929 shares of the Common Stock at the closing on December 10, 1996 of an initial public offering of the securities of Brands (the "Closing"). An additional 317,478 shares of Common Stock were acquired by IPI through the conversion of outstanding debt of Brands in the amount of $1,317,531.39, into equity of Brands as described below.

Marc Duke was the beneficial owner of 1,877,421 shares of Common Stock at the Closing. This filing does not involve any purchase by Mr. Duke, but is occasioned solely by virtue of the conversion of debt of Brands into equity by IPI as described below.

                                          ______________________________________

                                                  Page 5 of 6 Pages
                                          ______________________________________

Item 4.  Purpose of Transaction

IPI and Brands entered into an Exchange Agreement dated as of December 23, 1997, providing for the acquisition of an aggregate of 317,478 shares of Common Stock of Brands by IPI in exchange for principal and accrued interest in the aggregate amount of $932,702.97 due on a note, dated June 5, 1996, issued by Brands in favor of IPI, and an outstanding working capital obligation of Brands for inventories, costs and expenses in the aggregate amount of $384,828.42 pursuant to a facilities agreement, dated as of June 1, 1996, by and between IPI and Brands. The purpose of the transaction was to eliminate all debt of Brands to IPI outstanding at that point in time, through the conversion of such debt into Common Stock.

The Exchange Agreement provides that in the event that the average closing bid price for Brands' Common Stock is less than or equal to $2.50 per share of Common Stock for forty-five (45) consecutive days at any time during the one (1) year period following December 31, 1997, Brands shall issue to IPI additional shares of Common Stock equal to the difference between (a) the number of shares of Common Stock which would have resulted if the debt had been exchanged at an exchange rate of $2.50 and (b) 317,478. Accordingly, IPI may acquire additional shares of Brands in the future.

In connection with the Exchange Agreement, Brands also entered into a Registration Rights Agreement with IPI, dated as of December 23, 1997, pursuant to which IPI was granted two (2) demand registration rights and unlimited incidental registration rights for a period of four (4) years commencing on July 1, 1997. No registration request may be made prior to July 1, 1997.

Copies of the Exchange Agreement and the Registration Rights Agreement are filed herewith under Item 7 as Exhibits B and C, respectively, and are incorporated herein in their entirety by this reference thereto.

Except as set forth above, neither IPI nor Mr. Duke has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         (a) and (b) IPI beneficially owns 1,543,407 (32.1%) of the issued and outstanding shares of Brands. Marc Duke is the direct owner of 417,566 shares of Brands. Mr. Duke is deemed to be the beneficial owner of an additional (i) 233,926 shares (the "Management Shares") owned by management and current and former employees of Brands, which include 34,797 shares held by Linda Duke, Mr. Duke's wife, as Mr. Duke has been granted proxies to vote such Management Shares, and (ii) 1,543,407 shares owned by IPI with respect to which Mr. Duke disclaims beneficial ownership.

         (c) Except as set forth in Item 4 above, no transactions in the issued and outstanding shares of Brands by any of the Reporting Persons have been effected during the past 60 days.

         (d) None of the Reporting Persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above, except that with respect to the Management Shares, each individual stockholder has the right to direct dividends and receive the proceeds of such shares. Mr. Duke has no dispositive power over the Management Shares.

                                          ______________________________________

                                                  Page 6 of 6 Pages
                                          ______________________________________

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Brands, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

         A. Agreement required pursuant to Regulation Section 240.13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

         B. Exchange Agreement.

         C. Registration Rights Agreement.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  INNOPET INC.


February 12, 1998
                                  By: /S/ MARC DUKE
                                  ----------------------------------
                                  Marc Duke
                                  Chief Executive Officer and
                                  Chairman of the Board



                                  /S/ MARC DUKE
                                  ----------------------------------
                                    Marc Duke

                                    AGREEMENT


                  AGREEMENT entered into as of the 12th day of February, 1998 between INNOPET INC., a Delaware corporation located at One East Broward Boulevard, Suite 1100, Fort Lauderdale, Florida 33301, ("IPI"), and MARC DUKE ("Duke"), an individual whose business address is One East Broward Boulevard, Suite 1100, Fort Lauderdale, Florida 33301.

                  WHEREAS, as of the date of this Agreement, IPI owns approximately 32.1% of the common stock of InnoPet Brands Corp. ("Brands") and Duke beneficially owns approximately 45.6% of Brands' outstanding common stock and is a director and Chief Executive Officer of IPI; and

                  WHEREAS, IPI and Duke are required from time to time to file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning their ownership of equity securities of Brands; and

                  WHEREAS, IPI and Duke wish to file one statement on behalf of both of them.

                  NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, IPI and Duke agree do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto pursuant to Section 13(d), 13(f), 13(g) and 14(d) of the Securities Exchange Act of 1934, as amended.

                  IN WITNESS WHEREOF, IPI and Duke have caused this Agreement to be duly executed and delivered as of date first written above.


                                    INNOPET INC.


                                    By:/S/ MARC DUKE
                                       ----------------------------------
                                    Name:  Marc Duke
                                    Title:  CEO



                                    /S/ MARC DUKE
                                       ----------------------------------
                                    Marc Duke

                               EXCHANGE AGREEMENT


                  AGREEMENT (the "Exchange Agreement"), dated as of December 23, 1997, by and between InnoPet Inc., a Delaware corporation ("IPI"), with offices located at 1 East Broward Boulevard, Ft. Lauderdale, Florida 33301, and InnoPet Brands Corp., a Delaware corporation ("INBC"), with offices located at 1 East Broward Boulevard, Ft. Lauderdale, Florida 33301.

                  WHEREAS, as of December 23, 1997, principal and accrued interest in the aggregate amount of $932,702.97 is due and payable pursuant to a certain note dated June 5, 1996, issued by INBC to IPI in the principal amount of $1,000,000, bearing interest at one percent (1%) above prime rate (the "Note");

                  WHEREAS, INBC and IPI acknowledge and agree that as of December 23, 1997, IPI has provided to INBC $384,828.42 pursuant to the Facilities Agreement dated as of June 1, 1996, by and between IPI and INBC and as working capital for inventories, costs and expenses (the "Current Accounts Payable"); and

                  WHEREAS, IPI and INBC desire to exchange the Note, including all amounts of principal and interest due thereon, and the Current Accounts Payable (collectively, the "Debt") for the number of shares of the common stock of INBC, $.01 par value per share (the "Common Stock") determined in accordance with Section 1(a) hereunder, on the terms and subject to the conditions set forth in this Exchange Agreement.

                  NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1.  EXCHANGE OF INBC SHARES.

                           (a) The Exchange. Subject to the terms and conditions
of this Exchange Agreement, INBC shall issue and deliver to IPI, and IPI shall accept, that number of shares of the Common Stock of INBC (the "INBC Shares") which is equal to the sum of the Debt divided by a number equal to eighty percent (80%) of the average closing bid price for a share of Common Stock as reported by the Nasdaq SmallCap Market (or other quotation system or national exchange on which similar securities issued by INBC are then listed or quoted (the "Applicable Quotation System")) for the five (5) trading days immediately preceding the Closing Date (as defined herein) (the "Exchange Rate"), subject to adjustment as provided in Section 1(d).

                           (b) IPI hereby acknowledges that upon completion of
the exchange, the Note and Current Accounts Payable shall be cancelled and discharged and of no further force or effect.

                           (c) Closing of the Exchange. The exchange of the Note
and the Current Accounts Payable for the INBC Shares will take place at a closing (the "Closing") to be held at the offices of INBC on December 31, 1997 at 10:00 a.m., Eastern Standard Time or on such other business day thereafter as may be agreed upon by INBC and IPI (the "Closing Date").

                           (d) Adjustment to Exchange Rate. The Exchange Rate
shall be adjusted if, at any time during the one (1) year period following the Closing Date, the average closing bid price for the INBC Common Stock as reported on the Applicable Quotation System is less than or equal to $2.50 per share of Common Stock for forty-five (45) consecutive days. The adjustment shall be as follows: INBC shall issue to IPI additional shares of Common Stock equal to the difference between (a) the number of shares of Common Stock which would have resulted if the Debt had been exchanged at an Exchange Rate of $2.50 and
(b) the number of the INBC Shares previously issued pursuant to Section 1(a) herein. INBC shall immediately issue to IPI the additional shares of Common Stock of INBC.

                           (e) The INBC Shares and any shares of Common Stock
issued upon adjustment of the Exchange Rate shall have registration rights as set forth in the attached Registration Rights Agreement.

                  2.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF IPI.

                      IPI represents, warrants and covenants to INBC as follows:

                           (a) IPI is purchasing the INBC Shares and any shares
of Common Stock which IPI might acquire by reason of adjustment as set forth in
Section 1(d) herein (sometimes referred to herein collectively as the "Securities"), for its own account and not for the beneficial interest of any other person and not with a view to the resale or distribution thereof and that IPI will not distribute, sell or otherwise dispose of the Securities except as permitted under the Securities Act of 1933, as amended (the "Act"), the General Rules and Regulations thereunder, and all applicable State "Blue Sky" laws. IPI understands and agrees that it must bear the economic risks of its investment for an indefinite period of time. IPI has been afforded access to information and has been informed fully concerning INBC, its financial condition and business prospects. IPI has received and carefully reviewed copies of the Public Documents (as defined in Section 3). IPI understands that the offer to exchange the Securities is being made only by means of this Agreement. No representations or warranties have been made to IPI by INBC, the officers or directors of INBC, or any agent, employee or affiliate of any of them, except as specifically set forth herein or as set forth in documents referenced herein. IPI is aware that its purchase of the Securities involves a high degree of risk and that it may sustain, and has the financial ability to sustain, the loss of its entire investment. IPI understands that no federal or state governmental authority has made any finding or determination relating to the fairness of an investment in the Securities and that no federal or state governmental authority has recommended or endorsed, or will recommend or endorse, the investment herein. IPI, in making the decision to purchase the Securities subscribed for, has relied upon independent investigation made by it and has not relied on any information or representations made by third parties. IPI has significant assets and upon consummation of the purchase of the Securities will continue to have significant assets exclusive of the Securities;

                           (b) IPI is an "accredited investor" within the
meaning of Rule 501 of Regulation D promulgated under the Act;

                           (c) IPI shall execute the Registration Rights
Agreement in the form annexed hereto as Exhibit A;

                           (d) IPI understands that the Securities have not been
registered under the Act and therefore it cannot dispose of any or all of the INBC Shares or Common Stock issuable upon adjustment unless and until such Securities are subsequently registered under the Act or exemptions from such registration are available. IPI acknowledges that a legend substantially as follows will be placed on the certificates representing the Securities:

                  THE SECURITIES REPRESENTED HEREBY ARE RESTRICTED SECURITIES WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH SUCH ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THE ISSUER OF THESE SECURITIES WILL NOT TRANSFER SUCH SECURITIES EXCEPT UPON RECEIPT OF EVIDENCE SATISFACTORY TO THE ISSUER THAT THE REGISTRATION PROVISIONS OF SUCH ACT HAVE BEEN COMPLIED WITH OR THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT SUCH TRANSFER WILL NOT VIOLATE ANY APPLICABLE FEDERAL OR STATE SECURITIES LAWS;

                           (e) IPI agrees that for a twelve (12) month period
from the Closing Date, it will not, without the prior written consent of INBC, offer, sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of any INBC Shares or any shares issued upon adjustment. IPI consents to a stop order being placed with INBC's transfer agent with respect to such Securities and acknowledges that the following legend shall be placed on the certificates reflecting this limitation on transfer:

                  THE TRANSFER OR EXCHANGE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH AN EXCHANGE AGREEMENT BETWEEN THE ISSUER AND INNOPET INC. DATED AS OF DECEMBER 23, 1997, A COPY OF WHICH IS ON FILE AND MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE ISSUER;

                           (f) IPI is duly organized and validly existing in
good standing under the laws of the state in which it is organized, and has full power and authority to enter into and perform this Exchange Agreement, and to execute and deliver the various instruments and documents provided for herein. The execution, delivery and performance by IPI of this Exchange Agreement, and the making, execution and delivery by IPI of the instruments contemplated hereby, have been duly authorized by all necessary corporate action and will not violate any provision of law, court order or decree, or of its charter or bylaws, or result in the breach of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property or assets of IPI pursuant to any agreement or instrument to which it is a party, or by which it or its property may be bound or affected. No governmental permit, consent, approval or authorization is required in connection with the execution and delivery of this Exchange Agreement by IPI or the purchase of the Securities contemplated hereby. This Exchange Agreement is a valid and binding obligation of IPI, enforceable in accordance with its terms, subject to general principles of equity and of bankruptcy or other laws affecting the enforcement of creditors' rights;

                           (g) IPI understands that the Securities are being
offered and sold to it in reliance on specific provisions of federal and state securities laws and that INBC is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of IPI set forth herein in order to determine the applicability of such provisions; and

                           (h) IPI is capable of evaluating the risks and merits
of this investment by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters.

                  3.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF INBC.

                      INBC represents, warrants and covenants to IPI as follows:

                           (a) INBC has been duly incorporated and is validly
existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted, and is duly registered and qualified to conduct its business and is in good standing in each jurisdiction or place where the nature of its properties or the conduct of its business requires such registration or qualification, except where the failure to register or qualify is not reasonably anticipated to have a material adverse effect on the condition (financial or otherwise), business, properties, net worth or results of operations of INBC;

                           (b) INBC has registered shares of its Common Stock
pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is in full compliance with all reporting requirements of the Exchange Act, and the Common Stock is quoted on the Nasdaq SmallCap Market (trading symbol INBC);

                           (c) INBC has furnished IPI with copies of INBC's most
recent Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, Form 10-QSB for the quarterly period ended June 30, 1997 and Form 10-QSB for the quarterly period ended September 30, 1997 (collectively, the "Public Documents"). The Public Documents at the time of their filing did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading;

                           (d) The shares of Common Stock issuable under this
Exchange Agreement shall have been, on the Closing Date, duly authorized and, when issued against payment therefor, will be validly issued, fully paid and non-assessable;

                           (e) INBC has granted IPI registration rights pursuant
to the terms and conditions of the Registration Rights Agreement annexed hereto as Exhibit A, which INBC agrees to execute at Closing;

                           (f) INBC acknowledges that IPI's obligations
hereunder are conditioned upon the receipt by IPI from National Securities Corporation, a registered broker-dealer ("National"), of a fairness opinion (the "Opinion") with regard to the transactions contemplated by this Exchange Agreement. INBC agrees that, in connection with IPI's engagement of National, INBC shall pay to National, on the Closing Date, a fee consisting of 40,000 shares of INBC's Common Stock, such shares to be "restricted securities" as defined within Rule 144 promulgated under the Act and not transferable for a period of six (6) months commencing on the Closing Date without the prior written consent of INBC. INBC shall grant to National incidental registration rights with respect to said shares similar to those granted to IPI pursuant to the Registration Rights Agreement annexed hereto as Exhibit A. In addition, INBC shall reimburse National in an amount not to exceed $5,000 for National's actual accountable out-of-pocket expenses incurred in connection with rendering the Opinion upon presentation by National of an invoice or invoices for such expenses;

                           (g) The execution, delivery and performance by INBC
of this Exchange Agreement, and the making, execution and delivery by INBC of the instruments contemplated hereby, have and will have been duly authorized by all necessary corporate action and will not violate any provision of law, court order or decree, or of its Certificate of Incorporation or Bylaws, or result in the breach of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property or assets of INBC pursuant to any agreement or instrument to which it is a party, or by which it or its property may be bound or affected. This Exchange Agreement is a valid and binding obligation of INBC, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application now or hereafter in effect relating to or affecting the enforcement of creditors' right generally and the application of general equitable principles in any action, legal or equitable;

                           (h) No authorization, approval, filing with or
consent of any governmental body is required for the issuance and sale of the shares of Common Stock contemplated hereby;

                           (i) There is no action, suit or proceeding before or
by any court or governmental agency or body, domestic or foreign, now pending against or affecting INBC, or any of its properties, which would reasonably be anticipated to result in any material adverse change in the condition (financial or otherwise) or in the earnings, business affairs, business prospects, properties or assets of INBC;

                           (j) Subsequent to the dates as of which information
is given in the Public Documents, except as contemplated herein, INBC has not incurred any material liabilities or material obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, and there has not been any change in its capitalization or any material adverse change in its condition (financially or other), net worth or results of operations;

                           (k) INBC has conducted, is conducting and will
conduct its business so as to comply in all material respects with all applicable statutes and regulations, and INBC is not charged with and, to the knowledge of INBC, is not under investigation with respect to any violation of any statutes or regulations nor is it the subject of any pending or threatened adverse proceedings by any regulatory authority having jurisdiction over its business or operations except as disclosed in the Public Documents;

                           (l) Except as set forth in the Public Documents, INBC
has good and marketable title to all properties and assets described therein as owned by it, free and clear of all liens, charges, encumbrances, or restrictions;

                           (m) INBC has filed all necessary federal and state
income and franchise tax returns and has paid all taxes shown as due thereon;

                           (n) INBC has no knowledge of any tax deficiency that
might be asserted against it that might materially and adversely affect its business or properties;

                           (o) INBC maintains insurance of the types and in
amounts generally deemed adequate for its business and consistent with insurance coverage maintained by similar companies and businesses, including, but not limited to, insurance covering all real and personal property owned or leased by INBC against theft, damage, destruction, acts of vandalism, products liability and all other risks customarily insured against, all of which insurance is in full force and effect;

                           (p) No labor disturbance by the employees of INBC
exists or is imminent that could reasonably be expected to have a material adverse affect on the conduct of the business, operations, financial condition or income of INBC;

                           (q) To the best of the knowledge of INBC's
management, neither INBC nor any employee or agent of INBC has made any payment of funds of INBC or received or retained any funds in violation of law;

                           (r) Subject in part to the truth and accuracy of
IPI's representations set forth in this Exchange Agreement, and the representations and covenants of INBC made in this Exchange Agreement being true, the offer, sale and issuance of the Shares are exempt from registration requirements of the Act, and neither INBC nor any authorized agent acting on its behalf will take any action hereafter that will cause the loss of such exemption;

                           (s) INBC has sufficient title and ownership of all
trademarks, service marks, trade names, copyrights, patents, trade secrets and other proprietary rights necessary for its business as now conducted and as proposed to be conducted as described in the Public Documents without any conflict with or infringement of the rights of others. Except as set forth in the Public Documents, there are no material outstanding options, licenses or agreements of any kind relating to the foregoing, nor is INBC bound by or party to any material options, licenses or agreements of any kind with respect to the trademarks, service marks, trade names, copyrights, patents, trade secrets, licenses and other proprietary rights of any other person or entity. INBC is not aware that any of its executive officers is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency that would interfere with the use of his or her best efforts to promote the interest of INBC or that would conflict with INBC's business as proposed to be conducted; and

                           (t) Except for agreements explicitly contemplated
hereby or set forth in the Public Documents, there are no other agreements between INBC and any of its officers, directors, affiliates or any affiliate thereof.

                  4.  DELIVERIES AT CLOSING.

                           (a) IPI shall deliver to INBC at Closing the Note and
such information, documents and certificates as INBC may reasonably require in order for INBC to complete the cancellation and discharge of the Note and the Current Accounts Payable as contemplated herein, and, in addition, shall execute and deliver the Registration Rights Agreement.

                           (b) INBC shall deliver to IPI, following the Closing,
the appropriate number of INBC Shares in the name of IPI and, in addition, shall execute and deliver the Registration Rights Agreement.

                  5.  MISCELLANEOUS.

                           (a) Governing Law. This Exchange Agreement shall be
governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and to be performed wholly within that state, without giving effect to the rules governing conflicts of laws.

                           (b) Notices. Any notice or demand required or
permitted under this Exchange Agreement shall be given in writing and shall be delivered in person or by telecopy or by overnight courier guaranteeing no later than second business day delivery, directed to the parties hereto at the address set forth in the preamble to this Exchange Agreement (with a copy, which copy shall not constitute notice, to Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, New York 10019 Attention Daniel I. DeWolf, Esq.) Any party may change its address for notice by giving ten (10) days advance written notice to the other parties. Every notice or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, or on the date actually received, if sent by telecopy or overnight courier service, with receipt acknowledged.

                           (c) Successors and Assigns. Except as otherwise
expressly provided herein, the terms and conditions of this Exchange Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Exchange Agreement, express or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Exchange Agreement, except as expressly provided herein.

                           (d) Headings. Section and other headings herein are
for reference purposes only, and shall not be used in any way to govern, limit, modify, construe or otherwise affect this Exchange Agreement.

                           (e) Counterparts. This Exchange Agreement may be
executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                           (f) Entire Agreement. This Exchange Agreement
constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior oral or written proposals or agreements relating thereto. This Exchange Agreement may not be amended or any provision hereof waived in whole or in part, except by a written amendment signed by both of the parties.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Exchange Agreement to be duly executed as of the date first above written.


                                      INNOPET INC.


                                       By: /S/ MARC DUKE
                                           -----------------------------------
                                            Name: Marc Duke
                                            Title:   Chairman and CEO


                                            INNOPET BRANDS CORP.


                                       By: /S/ MICHAEL WINER
                                           -----------------------------------
                                            Name:  Michael Winer
                                            Title:   Vice President and CFO

                          REGISTRATION RIGHTS AGREEMENT


                  This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of the 23rd day of December, 1997 by and between INNOPET BRANDS CORP., a Delaware corporation (the "Company") and INNOPET INC. (the "Shareholder").


                                R E C I T A L S :


                  WHEREAS, in connection with that certain Exchange Agreement dated as of December 23, 1997, by and between the Company and the Shareholder (the "Exchange Agreement"), the Company has agreed, upon the terms and subject to the conditions contained therein, to issue and sell to the Shareholder shares of the Company's common stock, par value $.01 per share (the "Shares", or sometimes hereinafter referred to as the "Securities"); and

                  WHEREAS, the Company desires to grant to the Shareholder certain registration rights relating to the Shares and the Shareholder desires to obtain such registration rights, subject to the terms and conditions set forth herein;

                  NOW, THEREFORE, in consideration of the mutual premises, representations, warranties and conditions set forth in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

                  1. Definitions and References. For purposes of this Agreement, in addition to the definitions set forth above and elsewhere herein, the following terms shall have the following meanings:

                         (a) The term "Commission" shall mean the Securities and
                  Exchange Commission and any successor agency.

                         (b) The terms "register", "registered" and
                  "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act (as herein defined) and the declaration or ordering of effectiveness of such registration statement or document.

                         (c) For purposes of this Agreement, the term
                  "Registrable Stock" shall mean (i) any shares of common stock issued or issuable upon the conversion of Shares, (ii) any shares of common stock issued or issuable upon the adjustment of the Exchange Rate (as defined in the Exchange Agreement),
                  (iii) any common stock issued by way of a stock split, and
                  (iv) any common stock issued as a stock dividend of the Shares. For purposes of this Agreement, any Registrable Stock shall cease to be Registrable Stock when (v) a registration statement covering such Registrable Stock has been declared effective and such Registrable Stock has been disposed of pursuant to such effective registration statement,
                  (w) such Registrable Stock is sold pursuant to Rule 144 (or any similar provision then in force) under the 1933 Act, (x) such Registrable Stock is eligible to be sold pursuant to Rule 144(k) under the 1933 Act, (y) such Registrable Stock has been otherwise transferred, no stop transfer order affecting such stock is in effect and the Company has delivered new certificates or other evidences of ownership for such Registrable Stock not bearing any legend indicating that such shares have not been registered under the 1933 Act, or (z) such Registrable Stock is sold by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

                         (d) The term "Holder" shall mean the Shareholder or any
                  transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with Section 10 hereof, provided that the Shareholder or such transferee or assignee shall then own the Registrable Stock.

                         (e) The term "1933 Act" shall mean the Securities Act
                  of 1933, as amended.

                         (f) An "affiliate of such Holder" shall mean a person
                  who controls, is controlled by or is under common control with such Holder, or the spouse or children (or a trust exclusively for the benefit of the spouse and/or children) of such Holder, or, in the case of a Holder that is a partnership, its partners.

                         (g) The term "Person" shall mean an individual,
                  corporation, partnership, trust, limited liability company, unincorporated organization or association or other entity, including any governmental entity.

                         (h) The term "Requesting Holder" shall mean a Holder or
                  Holders of in the aggregate of at least a majority of the Registrable Stock.

                         (i) References in this Agreement to any rules,
                  regulations or forms promulgated by the Commission shall include rules, regulations and forms succeeding to the functions thereof, whether or not bearing the same designation.

                  2.     Demand Registration.

                         (a) Commencing six (6) months after the Closing Date
                  (as defined in the Exchange Agreement), any Requesting Holders may make a written request to the Company (specifying that it is being made pursuant to this Section 2) that the Company file a registration statement under the 1933 Act (or a similar document pursuant to any other statute then in effect corresponding to the 1933 Act) covering the registration of Registrable Stock. In such event, the Company shall (x) within ten (10) days thereafter notify in writing all other Holders of Registrable Stock of such request, and (y) use its best efforts to cause to be registered under the 1933 Act all Registrable Stock that the Requesting Holders and such other Holders have, within ten (10) days after the Company has given such notice, requested be registered. The Requesting Holders shall be entitled to exercise their rights under this Section 2(a) twice.

                         (b) If the Requesting Holders intend to distribute the
                  Registrable Stock covered by their request by means of an underwritten offering, they shall so advise the Company as a part of their request pursuant to Section 2(a) above, and the Company shall include such information in the written notice referred to in clause (x) of Section 2(a) above. In such event, the Holder's right to include its Registrable Stock in such registration shall be conditioned upon such Holder's participation in such underwritten offering and the inclusion of such Holder's Registrable Stock in the underwritten offering to the extent provided in this Section 2. All Holders proposing to distribute Registrable Stock through such underwritten offering shall enter into an underwriting agreement in customary form with the underwriter or underwriters. Such underwriter or underwriters shall be selected by a majority in interest of the Requesting Holders and shall be approved by the Company, which approval shall not be unreasonably withheld; provided, that all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Holders; and provided further, that no Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Holder, the Registrable Stock of such Holder and such Holder's intended method of distribution and any other representation required by law or reasonably required by the underwriter.

                         (c) Notwithstanding any other provision of this Section
                  2 to the contrary, if the managing underwriter of an underwritten offering of the Registrable Stock requested to be registered pursuant to this Section 2 advises the Requesting Holders in writing that in its opinion marketing factors require a limitation of the number of shares to be underwritten, the Requesting Holders shall so advise all Holders of Registrable Stock that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Stock that may be included in such underwritten offering shall be allocated among all such Holders, including the Requesting Holders, in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included in such registration by each Holder at the time of filing the registration statement; provided, that in the event of such limitation of the number of shares of Registrable Stock to be underwritten, the Holders shall be entitled to an additional demand registration pursuant to this Section 2. If any Holder of Registrable Stock disapproves of the terms of the underwriting, such Holder may elect to withdraw by written notice to the

                  Company, the managing underwriter and the Requesting Holders. The securities so withdrawn shall also be withdrawn from registration.

                         (d) Notwithstanding any provision of this Agreement to
                  the contrary, the Company shall not be required to effect a registration pursuant to this Section 2 during the period starting with the fourteenth (14th) day immediately preceding the date of an anticipated filing by the Company of, and ending on a date ninety (90) days following the effective date of, a registration statement pertaining to a public offering of securities for the account of the Company; provided, that the Company shall actively employ in good faith all reasonable efforts to cause such registration statement to become effective; and provided further, that the Company's estimate of the date of filing such registration statement shall be made in good faith.

                         (e) The Company shall be obligated to effect and pay
                  for a total of only one (1) registration pursuant to this
                  Section 2, unless increased pursuant to Section 2(c) hereof; provided, that a registration requested pursuant to this
                  Section 2 shall not be deemed to have been effected for purposes of this Section 2(e), unless (i) it has been declared effective by the Commission, (ii) the offering of Registrable Stock pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the Commission (other than any such action prompted by any act or omission of the Holders), and (iii) no limitation of the number of shares of Registrable Stock to be underwritten has been required pursuant to Section 2(c) hereof.

                  3. Obligations of the Company. Whenever required under Section 2 to use its best efforts to effect the registration of any Registrable Stock, the Company shall, as expeditiously as possible:

                         (a) prepare and file with the Commission, not later
                  than ninety (90) days after receipt of a request to file a registration statement with respect to such Registrable Stock, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such issue of Registrable Stock in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective as promptly as practicable thereafter; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will (i) furnish to one (1) counsel selected by the Requesting Holders copies of all such documents proposed to be filed, and (ii) notify each such Holder of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

                         (b) prepare and file with the Commission such
                  amendments and supplements to such registration statement (and any prospectus used in connection therewith) as may be necessary to keep such registration statement effective for a period of not less than one (1) year or such shorter period which will terminate when all Registrable Stock covered by such registration statement has been sold (but not before the expiration of the forty (40) or ninety (90) day period referred to in Section 4(3) of the 1933 Act and Rule 174 thereunder, if applicable), and comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                         (c) furnish to each Holder and any Underwriter of
                  Registrable Stock to be included in a registration statement copies of such registration statement as filed and each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Stock owned by such Holder;

                         (d) use its best efforts to register or qualify such
                  Registrable Stock under such other securities or blue sky laws of such jurisdictions as any selling Holder or any Underwriter of Registrable Stock reasonably requests, and do any and all other acts which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Stock owned by such Holder; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d) hereof, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

                         (e) use its best efforts to cause the Registrable Stock
                  covered by such registration statement to be registered with or approved by such other governmental agencies or other authorities as may be necessary by virtue of the business and operations of the Company to enable the selling Holders thereof to consummate the disposition of such Registrable Stock;

                         (f) notify each selling Holder of such Registrable
                  Stock and any Underwriter thereof, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act (even if such time is after the period referred to in Section 3(b)), of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading;

                         (g) make available for inspection by any selling
                  Holder, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, in connection with such registration statement. Records or other information which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless
                  (i) the disclosure of such Records or other information is necessary to avoid or correct a misstatement or omission in the registration statement, or (ii) the release of such Records or other information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each selling Holder shall, upon learning that disclosure of such Records or other information is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records or other information deemed confidential;

                         (h) furnish, at the request of any Requesting Holder,
                  on the date that such shares of Registrable Stock are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Stock is not being sold through underwriters, on the date that the registration statement with respect to such shares of Registrable Stock becomes effective, (1) a signed opinion, dated such date, of the legal counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders as to such matters as such underwriters or the Requesting Holders, as the case may be, may reasonably request and as would be customary in such a transaction; and (2) a letter dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders and, if such accountants refuse to deliver such letter to such Holder, then to the Company (i) stating that they are independent certified public accountants within the meaning of the 1933 Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, and (ii) covering such other financial matters (including information as to the period ending not more than five (5) business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as the

                  Requesting Holders may reasonably request and as would be customary in such a transaction;

                         (i) enter into customary agreements (including if the
                  method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Stock to be so included in the registration statement;

                         (j) otherwise use its best efforts to comply with all
                  applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement covering the period of at least twelve (12) months beginning not later than the first day of the Company's fiscal quarter next following the effective date of the Registration Statement; and

                         (k) use its best efforts to cause all such Registrable
                  Stock to be listed on the Nasdaq SmallCap Market and/or any other securities exchange on which similar securities issued by the Company are then listed or traded.

                  The Company may require each selling Holder of Registrable Stock as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Stock as the Company may from time to time reasonably request in writing.

                  Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) hereof, such Holder will forthwith discontinue disposition of Registrable Stock pursuant to the registration statement covering such Registrable Stock until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Stock current at the time of receipt of such notice. In the event the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in Section 3(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3(f) hereof to and including the date when each selling Holder of Registrable Stock covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 3(f) hereof.

                  4. Incidental Registration. For a period of four (4) years commencing six (6) months after the Closing Date (as defined in the Exchange Agreement), if the Company determines that it shall file a registration statement under the 1933 Act (other than a registration statement on a Form S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders) on any form that would also permit the registration of the Registrable Stock and such filing is to be on its behalf and/or on behalf of selling holders of its securities for the general registration of its common stock to be sold for cash, at each such time the Company shall promptly give each Holder written notice of such determination setting forth the date on which the Company proposes to file such registration statement, which date shall be no earlier than forty (40) days from the date of such notice, and advising each Holder of its right to have Registrable Stock included in such registration. Upon the written request of any Holder received by the Company no later than twenty (20) days after the date of the Company's notice, the Company shall use its best efforts to cause to be registered under the 1933 Act all of the Registrable Stock that each such Holder has so requested to be registered. If, in the written opinion of the managing underwriter or underwriters (or, in the case of a non-underwritten offering, in the written opinion of the placement agent, or if there is none, the Company), the total amount of such securities to be so registered, including such Registrable Stock, will exceed the maximum amount of the Company's securities which can be marketed
(i) at a price reasonably related to the then current market value of such securities, or (ii) without otherwise materially and adversely affecting the entire offering, then the amount of Registrable Stock to be offered for the accounts of Holders shall be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such offering to the recommended amount; provided, that if securities are being offered for the account of other Persons as well as the Company, such reduction shall not represent a greater fraction of the number of securities intended to be offered by Holders than the fraction of similar reductions imposed on such other Persons other than the Company over the amount of securities they intended to offer.

                  5. Holdback Agreement - Restrictions on Public Sale by Holder.

                         (a) To the extent not inconsistent with applicable law,
                  each Holder whose Registrable Stock is included in a registration statement agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the 1933 Act, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of such registration statement (except as part of the registration), if and to the extent requested by the Company in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering.

                         (b) Restrictions on Public Sale by the Company and
                  Others. The Company agrees (i) not to effect any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of any registration statement in which Holders are participating (except as part of such registration), if and to the extent requested by the Holders in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering; and (ii) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any securities convertible into or exchangeable or exercisable for such securities (other than pursuant to an effective registration statement) shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 under the 1933 Act.

                  6. Expenses of Registration. The Company agrees to pay all expenses incurred in connection with each registration pursuant to Sections 2 and 4 of this Agreement, excluding underwriter's discounts and commissions, but including, without limitation, all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), exchange listing fees or National Association of Securities Dealers fees, messenger and delivery expenses, all fees and expenses of complying with securities or blue sky laws, and fees and disbursements of counsel for the Company. The selling Holders shall bear and pay the underwriting commissions and discounts and broker commissions applicable to the Registrable Stock offered for their account in connection with any registrations, filings and qualifications made pursuant to this Agreement.

                  7.     Indemnification and Contribution.

                         (a) Indemnification by the Company. The Company agrees
                  to indemnify, to the full extent permitted by law, each Holder, its officers, directors and agents and each Person who controls such Holder (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein (in case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading. The Company will also indemnify any underwriters of the Registrable Stock, their officers and directors and each Person who controls such underwriters (within the meaning of the 1933 Act) to the same extent as provided above with respect to the indemnification of the selling Holders.

                         (b) Indemnification by Holders. In connection with any
                  registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, to the extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission was made in reliance upon and in conformity with any information with respect to such Holder so furnished in writing by such Holder. Notwithstanding the foregoing, the liability of each such Holder under this Section 7(b) shall be limited to an amount equal to the initial public offering price of the Registrable Stock sold by such Holder, unless such liability arises out of or is based on willful misconduct of such Holder.

                         (c) Conduct of Indemnification Proceedings. Any Person
                  entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claims with counsel reasonably satisfactory to such indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). Failure by such Person to provide said notice to the indemnifying party shall itself not create liability except to the extent of any injury caused thereby. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one (1) counsel with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

                         (d) Contribution. If for any reason the indemnity
                  provided for in this Section 7 is unavailable to, or is insufficient to hold harmless, an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties; and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                         The parties hereto agree that it would not be just and
                  equitable if contribution pursuant to this Section 7 (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                         If indemnification is available under this Section 7,
                  the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 7(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 7.

                   8. Participation in Underwritten Registrations. No Holder may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Holders entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

                  9. Rule 144. The Company covenants that it will file the reports required to be filed by it under the 1933 Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations adopted by the Commission thereunder; and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Stock without registration under the 1933 Act within the limitation of the exemptions provided by (a) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

                  10. Transfer of Registration Rights. The registration rights of any Holder under this Agreement with respect to any Registerable Stock may be transferred to any transferee of such Registrable Stock; provided that such transfer may otherwise be effected in accordance with applicable securities laws; provided further, that the transferring Holder shall give the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; provided further, that such transferee shall agree in writing, in form and substance satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement; and provided further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by such transferee is restricted under the 1933 Act. Except as set forth in this Section 10, no transfer of Registrable Stock shall cause such Registrable Stock to lose such status.

                  11. Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Stock" shall be deemed to be references to the securities which the Holders would be entitled to receive in exchange for Registrable Stock under any such merger, consolidation or reorganization; provided, however, that the provisions of this Section 11 shall not apply in the event of any merger, consolidation or reorganization in which the Company is not the surviving corporation if each Holder is entitled to receive in exchange for its Registrable Stock consideration consisting solely of
(i) cash, (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the 1933 Act, or (iii) securities of the acquiring corporation which the acquiring corporation has agreed to register within ninety (90) days of completion of the transaction for resale to the public pursuant to the 1933 Act.

                  12. Miscellaneous.

                         (a) No Inconsistent Agreements. The Company will not
                  hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement.

                         (b) Remedies. Each Holder, in addition to being
                  entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive (to the extent permitted by law) the defense in any action for specific performance that a remedy of law would be adequate.

                         (c) Amendments and Waivers. The provisions of this
                  Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least a majority of the Registrable Stock then outstanding affected by such amendment, modification, supplement, waiver or departure.

                         (d) Successors and Assigns. Except as otherwise
                  expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                         (e) Governing Law. This Agreement shall be governed by
                  and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and to be performed wholly within that state, without giving effect to the rules governing the conflict of laws.

                         (f) Counterparts. This Agreement may be executed in two
                  or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                         (g) Headings. The headings in this Agreement are used
                  for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

                         (h) Notices. Any notice required or permitted under
                  this Agreement shall be given in writing and shall be delivered in person or by telecopy or by overnight courier guaranteeing no later than second business day delivery, directed to (i) the Company at the address set forth below its signature hereof (with a copy, which copy shall not constitute notice, to Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, New York 10019 Attention Daniel I. DeWolf, Esq.) or (ii) a Holder at the address set forth below its signature hereof. Any party may change its address for notice by giving ten (10) days advance written notice to the other parties. Every notice or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, or on the date actually received, if sent by telecopy or overnight courier service, with receipt acknowledged.

                         (i) Severability. In the event that any one or more of
                  the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

                         (j) Entire Agreement. This Agreement is intended by the
                  parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                         (k) Enforceability. This Agreement shall remain in full
                  force and effect notwithstanding any breach or purported breach of, or relating to, the Exchange Agreement.

                         (l) Recitals. The recitals are hereby incorporated in
                  the Agreement as if fully set forth herein.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                               INNOPET BRANDS CORP.



                               By: /S/ MICHAEL WINER
                                   -------------------------------------------
                                   Name: Michael Winer
                                   Title: Vice President and CFO

                               One East Broward Boulevard
                               Suite 1100
                               Ft. Lauderdale, Florida  33301
                               Tel: (954) 453-2400


                               INNOPET INC.



                               By: /S/ MARC DUKE
                                   -------------------------------------------
                                   Name: Marc Duke
                                   Title:  Chairman and CEO

                               One East Broward Boulevard
                               Suite 1100
                               Ft. Lauderdale, Florida  33301
                               Tel: (954) 453-2400